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08003559

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bengro Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05706 FISCAL YEAR 3-31-08

PROCESSED
JUL 0 7 2008 SA
THOMSON REUTERS

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/3/08

PROFIT ANNOUNCEMENT FOR DISTRIBUTION TO SHAREHOLDERS

REMGRO LIMITED

Registration Number 1968/006415/06
ISIN ZAE000026480 Share code REM

AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 MARCH 2008

SALIENT FEATURES

•	HEADLINE EARNINGS PER SHARE:	+16.5%
•	HEADLINE EARNINGS PER SHARE – EXCLUDING NON-RECURRING PORTION OF BEE COSTS:	+17.0%
•	ORDINARY DIVIDEND PER SHARE:	+17.5%
•	INTRINSIC VALUE PER SHARE AT YEAR-END:	R253.67
•	FIVE-YEAR COMPOUND GROWTH RATES:	
	– HEADLINE EARNINGS PER SHARE:	12.5% p.a.
	– ORDINARY DIVIDEND PER SHARE:	15.5% p.a.

REMGRO LIMITED

ABRIDGED CONSOLIDATED BALANCE SHEET

	2008 R'm	2007 R'm
ASSETS		
Property, plant and equipment	2 568	2 441
Biological agricultural assets	67	91
Investment properties	33	32
Goodwill and trade marks	408	413
Investments – Associated companies	43 175	33 033
– Joint ventures	64	8
– Other	8 551	6 245
Retirement benefits	10	10
Loans	2	2
Deferred taxation	4	124
Cash and cash equivalents	3 934	5 004
Other current assets	3 011	2 456
Total assets	61 827	49 859
EQUITY AND LIABILITIES		
Shareholders' equity	57 227	45 672
Minority interest	648	755
Total equity	57 875	46 427
Interest-bearing loans	311	301
Other non-current liabilities	1 683	1 419
Non-interest-bearing current liabilities	1 958	1 712
Total equity and liabilities	61 827	49 859
Net asset value per share (Rand)		
– At book value	R121.11	R96.69
– At intrinsic value *		
– at year-end	R253.67	R221.00
– at 17 June 2008 (15 June 2007)	R242.26	R221.44

* *Unaudited*

REMGRO LIMITED

ABRIDGED CONSOLIDATED INCOME STATEMENT

	2008 R'm	2007 R'm
Sales	9 447	7 872
Inventory expenses	(5 415)	(4 781)
Personnel costs	(1 621)	(1 302)
Depreciation	(251)	(223)
Other net operating expenses	(1 109)	(550)
Trading profit	1 051	1 016
Dividends received	274	156
Interest received	296	332
Finance costs	(43)	(28)
Negative goodwill	-	44
Net impairment of investments, assets and goodwill	19	-
Profit on sale and restructuring of investments	1 665	7
Consolidated profit before tax	3 262	1 527
Taxation	(419)	(403)
Consolidated profit after tax	2 843	1 124
Share of after-tax profit of associated companies and joint ventures	7 210	6 003
Net profit for the year	10 053	7 127
Attributable to:		
Equity holders	9 893	6 942
Minority interest	160	185
	10 053	7 127

ASSOCIATED COMPANIES AND JOINT VENTURES

	2008 R'm	2007 R'm
Share of after-tax profit of associated companies and joint ventures		
Profit before taking into account impairments, non-recurring and capital items	10 023	8 515
Net impairment of investments, assets and goodwill	(28)	(12)
Profit on the sale of investments	372	256
Restructuring costs	(259)	(297)
Other non-recurring and capital items	32	8
Profit before tax and minority interest	10 140	8 470
Taxation	(2 390)	(2 033)
Minority interest	(540)	(434)
	7 210	6 003

RECONCILIATION OF HEADLINE EARNINGS

	2008 R'm	2007 R'm
Net profit for the year attributable to equity holders	9 893	6 942
Plus/(minus):		
– Negative goodwill	-	(44)
– Net impairment of investments, assets and goodwill	(15)	-
– Profit on sale and restructuring of investments	(1 665)	(7)
– Net (surplus)/loss, on disposal of property, plant and equipment	(114)	-
– Non-headline earnings items included in equity accounted earnings of associated companies and joint ventures	(122)	14
– Taxation effect of adjustments	5	(14)
– Minority interest	9	1
Headline earnings	7 991	6 892
Non-recurring portion of BEE costs added back	37	-
Headline earnings – excluding non-recurring portion of BEE costs	8 028	6 892

EARNINGS AND DIVIDENDS

	2008 Cents	2007 Cents
Headline earnings per share		
– Basic	**1 692.8**	1 453.6
– Diluted	**1 649.0**	1 409.2
Headline earnings per share – excluding non-recurring portion of BEE costs		
– Basic	**1 700.7**	1 453.6
– Diluted	**1 656.8**	1 409.2
Earnings per share		
– Basic	**2 095.7**	1 464.2
– Diluted	**2 048.9**	1 418.5
Dividends per share		
Ordinary	**510.00**	434.00
– Interim	**180.00**	153.00
– Final	**330.00**	281.00

REMGRO LIMITED

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2008 R'm	2007 R'm
Balance at 1 April	46 427	38 090
Total income accounted for	14 377	14 008
Exchange rate adjustments	2 362	5 035
Net fair value adjustments for the year	1 962	1 846
Net income directly accounted for in equity	4 324	6 881
Net profit for the year	10 053	7 127
Dividends paid	(2 252)	(3 813)
Increase of interest in subsidiary company	(660)	-
Capital invested by minorities	58	30
Transfer between reserves and other movements	53	11
Change in reserves of associated companies and joint ventures	(165)	(824)
Purchase of shares by wholly owned subsidiary (treasury shares)	-	(1 031)
Net purchase of shares by The Remgro Share Trust	(18)	(54)
Long-term share incentive scheme reserve	18	10
Shares issued	37	-
Balance at 31 March	57 875	46 427

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	2008 R'm	2007 R'm
Cash flow from operating activities	1 485	1 970
Taxation paid	(497)	(676)
Dividends received	3 548	2 736
Cash available from operating activities	4 536	4 030
Dividends paid	(2 252)	(3 813)
Net cash inflow from operating activities	2 284	217
Investing activities	(3 438)	(1 725)
Financing activities	84	70
Net decrease in cash and cash equivalents	(1 070)	(1 438)
Cash and cash equivalents at the beginning of the year	4 901	6 339
Cash and cash equivalents at the end of the year	3 831	4 901
Cash and cash equivalents – per balance sheet	3 934	5 004
Bank overdraft	(103)	(103)

ADDITIONAL INFORMATION

	2008	2007
Number of shares in issue		
– Ordinary shares of 1 cent each	449 003 606	448 802 207
Issued at 1 April	448 802 207	448 802 207
Issued during the year	201 399	-
– Unlisted B ordinary shares of 10 cents each	35 506 352	35 506 352
Total number of shares in issue	484 509 958	484 308 559
Number of shares held in treasury	(11 972 555)	(11 948 372)
– Ordinary shares repurchased and held in treasury	(8 554 019)	(8 554 019)
– Ordinary shares held by The Remgro Share Trust and accounted for as treasury shares	(3 418 536)	(3 394 353)
	472 537 403	472 360 187
Weighted number of shares	472 052 993	474 123 689

In determining earnings per share and headline earnings per share the weighted number of shares was taken into account.

	2008 R'm	2007 R'm
Listed investments		
Associated		
– Book value	16 665	11 478
– Market value	22 147	28 871
Other		
– Book value	8 483	6 229
– Market value	8 483	6 229
Unlisted investments		
Associated		
– Book value	26 510	21 555
– Directors' valuation	82 286	62 969
Joint ventures		
– Book value	64	8
– Directors' valuation	64	8
Other		
– Book value	68	16
– Directors' valuation	68	16
Additions to and replacement of property, plant and equipment	464	502
Capital commitments (Including amounts authorised, but not yet contracted for)	888	704
Dividends received from associated companies set off against investments	3 297	2 748

COMMENTS

1. ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with International Financial Reporting Standards (IFRS), including IAS 34: Interim Financial Reporting, and in accordance with the requirements of the Companies Act (No. 61 of 1973), as amended, and the Listings Requirements of the JSE Limited.

These financial statements incorporate accounting policies that have been consistently applied to both years presented, with the exception of the implementation of *IFRS 7: Financial Instruments – Disclosure*, the amendment to *IAS 1: Presentation of Financial Statements* and the change in the accounting treatment of joint ventures.

During the year various other new accounting standards, interpretations and amendments to IFRS became effective. The adoption of these new accounting standards, interpretations and amendments to IFRS had no impact on the results of either the current or prior years.

2. PRIOR YEAR ADJUSTMENTS

Changes in accounting policy
Restatement of comparative figures in respect of joint ventures
In terms of *IAS 31: Interests in Joint Ventures*, such entities can be accounted for by using proportionate consolidation or alternatively by applying the equity method. Previously the Group proportionately consolidated its interests in jointly controlled ventures and thereby accounted for its share of each of the assets, liabilities, income and expenses of the jointly controlled ventures on a line-by-line basis in its financial statements.

With effect from 1 April 2007 the Group changed its accounting policy for the accounting treatment of jointly controlled ventures from proportionate consolidation to the equity method, as it only has an interest in the outcome generated by the activities of these ventures and not any rights to the individual assets or contractual obligations for expenses or financing of these entities. The change in accounting policy will thus result in more appropriate presentation of investments in joint ventures. This change in accounting policy had no effect on Remgro's net asset value, earnings or headline earnings for the comparative year. Certain line items in the comparative balance sheet and income statement have been restated accordingly. The effect thereof was immaterial.

Other adjustments
Restatement of comparative figures in respect of associated companies
During July 2007 the South African Institute of Chartered Accountants issued a new accounting guideline on headline earnings, i.e. Circular 08/07. The effective date of this circular is for all financial periods ending on or after 31 August 2007. The circular requires comparative headline earnings to be restated in accordance with the new prescribed formula if needed. Previously headline earnings was calculated in terms of Circular 07/02.

On 26 November 2007 Remgro published its interim results for the six months ended 30 September 2007. Attention was drawn to the fact that at that stage certain associated companies were not in a position to provide Remgro with the necessary information in order to restate its headline earnings for the comparative periods. This related to associated companies that implemented Circular 08/07 in later financial periods, for example FirstRand Limited and RMB Holdings Limited in respect of their interim reporting to 31 December 2007.

The JSE granted Remgro exemption from complying with Circular 08/07 in respect of listed associated companies that had not yet published their restated headline earnings prior to Remgro releasing its interim results for the six months ended 30 September 2007. The results of those companies included in Remgro's interim report for the six months ended 30 September 2007 were based on their results prepared in terms of Circular 07/02.

The companies mentioned above have subsequently announced their restated results in terms of Circular 08/07 and Remgro has consequently restated its reported results for the six months ended 30 September 2006 and 30 September 2007 respectively, as well as for the year ended 31 March 2007.

Restatement of headline earnings as a result of the abovementioned adjustment:

	Year ended 31 March 2007 R'm	Six months ended 30 September 2007 R'm	Six months ended 30 September 2006 R'm
Income statement			
Headline earnings as previously reported	6 853	4 016	3 232
Restatement of comparative figures in respect of associated companies	39	15	(13)
Restated headline earnings	6 892	4 031	3 219
Headline earnings per share as previously reported (cents)	1 445.4	851.0	678.1
Restated headline earnings per share (cents)	1 453.6	854.2	675.3

Attention is drawn to the fact that the results for the six months ended 30 September 2007 and 2006 are unaudited.

Comparison with prior year
With effect from 31 March 2007 Business Partners Limited (Business Partners) was reclassified as an investment in an associated company, while previously it was accounted for under "Investments – Other".

For the year under review Business Partners was thus accounted for according to the equity method, while only dividend income was previously accounted for. Certain income statement items are therefore not directly comparable with those of the prior year.

3. RESULTS

Headline earnings
Total headline earnings for the year to 31 March 2008 increased by 15.9% from R6 892 million to R7 991 million. Headline earnings per share, however, increased by 16.5% from 1 453.6 cents to 1 692.8 cents due to the favourable impact of the share repurchase programme in the previous year. During the year under review Rainbow Chicken Limited concluded a black economic empowerment (BEE) transaction. The accounting treatment of this transaction resulted in a non-recurring charge of R37 million (Remgro's share), or 7.9 cents per share, against headline earnings for the year under review. Due to this reason headline earnings per share, and its year-on-year comparison, are also presented excluding the non-recurring portion of BEE costs.

Excluding Remgro's share of the non-recurring portion of BEE costs, headline earnings and headline earnings per share increased by 16.5% and 17.0% respectively.

Contribution to headline earnings

	Year ended 31 March				
	Non-recurring portion of BEE costs included		Non-recurring portion of BEE costs excluded		
	2008 R'm	% change	2008 R'm	% change	2007 R'm
Tobacco interests	**3 579**	20.7	**3 579**	20.7	2 964
Financial services	**2 120**	35.2	**2 120**	35.2	1 568
Industrial interests	**1 895**	(1.5)	**1 932**	0.4	1 924
Mining interests	**264**	70.3	**264**	70.3	155
Corporate finance and other interests	**133**	(52.7)	**133**	(52.7)	281
	7 991	15.9	**8 028**	16.5	6 892

In 2007 headline earnings was impacted favourably by foreign currency gains amounting to R65 million relating to intergroup balances, as well as the accounting recognition of a pension fund surplus amounting to

R70 million following the finalisation of a surplus allocation process. Excluding these items, as well as Remgro's share of the non-recurring BEE costs accounted for during the year under review, Remgro's headline earnings and headline earnings per share increased by 18.8% and 19.3% respectively.

The following commentary, comparing the results to those of the previous year, is based on headline earnings excluding the non-recurring portion of BEE costs.

The contribution of the tobacco interests, which represents 44.6% (2007: 43.0%) of headline earnings, increased by 20.7%. In sterling, R&R Holdings SA, Luxembourg's (R&R) contribution increased by 12.6%.

Currency movements continued to impact the tobacco interests' contribution to the Group's earnings materially. Due to the weaker rand, the positive currency impact on translation of R&R's contribution to headline earnings (consisting mainly of equity accounted income from BAT) was R250 million during the year under review, compared to R420 million in 2007, as set out in the table below.

	Year ended 31 March	
	2008	2007
Average exchange rate (R/£)	**14.2882**	13.2898
Closing exchange rate (R/£)	**16.0290**	14.3449
R&R's contribution (£'m)	**251**	223
R&R's contribution (R'm)	**3 579**	2 964
Favourable currency impact (R'm)	**250**	420

The combined contribution of FirstRand and RMBH to Remgro's headline earnings from financial services amounted to R2 120 million (2007: R1 568 million). The increase of 35.2% can be attributed mainly to good performances in the retail, corporate and investment banking segments during the twelve months ended 31 December 2007.

The contribution of the industrial interests to headline earnings increased by 0.4% to R1 932 million (2007: R1 924 million). Kagiso Trust Investments (KTI) reported lower results, with a contribution to headline earnings amounting to R88 million (2007: R307 million). During the previous financial year KTI's results were favourably impacted by a fair value adjustment relating to its holding of Metropolitan Holdings Limited preference shares, amounting to R390 million, as well as certain non-recurring profits. During the year under review KTI's fair value adjustment referred to above amounted to only R38 million. Rainbow's contribution to Remgro's headline earnings increased from R293 million in 2007 to R414 million. This increase can be attributed to earnings growth by Rainbow, as well as Remgro's increased shareholding in Rainbow resulting from the offer to Rainbow minorities concluded during June 2007. Distell reported good results with a contribution to headline earnings amounting to R261 million (2007: R210 million), while Nampak reported improved results with a contribution to headline earnings amounting to R163 million (2007: R125 million). Medi-Clinic's contribution to Remgro's headline earnings amounted to R285 million (2007: R278 million), while the Plate Glass group contributed R22 million to headline earnings for the five months since acquisition.

Mining interests' contribution to headline earnings increased by 70.3% to R264 million (2007: R155 million). Dividends received from Implats amounted to R267 million (2007: R147 million). Trans Hex reported a headline loss of R8 million for the year under review (2007: R23 million profit). Remgro's share of this loss amounted to R3 million (2007: R8 million profit).

Earnings

Total earnings increased by 42.5% to R9 893 million (2007: R6 942 million), mainly as a result of a capital gain amounting to R1 167 million realised on the restructuring of Remgro's interest in Unilever, as well as the earnings growth of the underlying investments.

4. INTRINSIC VALUE

Remgro's intrinsic value per share increased by 14.8% from R221.00 at 31 March 2007 to R253.67 at 31 March 2008. Refer to Annexure A for full details.

5. BRITISH AMERICAN TOBACCO PLC (BAT)

Remgro's interest in BAT is represented by its one-third holding of the ordinary shares and all of the "2005" participation securities issued by R&R. This gives Remgro an effective interest of 10.6% in BAT at 31 March 2008 (2007: 10.4%). The balance of the ordinary share capital of R&R is held by Compagnie Financière Richemont SA.

There was no change in the number of BAT shares held by R&R. However, due to the positive effect of BAT's continuing share buy-back programme, R&R's interest in BAT increased to 30.0% at 31 March 2008 (2007: 29.4%).

R&R's share of BAT's earnings for the twelve months to 31 March 2008 is based on BAT's results for the year ended 31 December 2007 plus the results for the quarter to 31 March 2008 less the results for the quarter to 31 March 2007.

Remgro's share of R&R's headline earnings consists of 35.46% of R&R's share of the attributable profit of BAT and its share of R&R's non-BAT profit (this includes income attributable to its investment in the "2006" participation securities issued by R&R during March 2006).

	2008 £'m	2007 £'m
Attributable profit of BAT before non-recurring and capital items	2 275	2 077
R&R's share of the attributable profit of BAT:		
– 29.62% to 29.97% (2007: 29.06% to 29.40%)	679	607
R&R's non-BAT income	12	9
R&R's headline earnings for the year ended 31 March	691	616
Remgro's share thereof:		
– 35.46% of R&R's share of the attributable profit of BAT	241	215
– portion of R&R's non-BAT income	10	8
	251	223
	R'm	R'm
Translated at an average R/£ rate of 14.2882 (2007: 13.2898)	3 579	2 964

BAT has a 31 December year-end and reports to its shareholders on a quarterly basis. The following commentary is condensed from BAT's annual report for the year ended 31 December 2007. More complete information in respect of BAT, including the annual and quarterly reports, is available from the BAT website at www.bat.com.

BAT's adjusted, diluted earnings per share, a good indicator of its underlying performance, grew by 11% to 108.53 pence per share, principally as a result of the strong growth in profit from operations, partly offset by the adverse impact from foreign exchange movements. Basic earnings per share were higher at 105.19 pence compared to the prior year of 92.08 pence.

BAT's cigarette sales volumes from subsidiaries for the year ended 31 December 2007 decreased by 1% to 684 billion, mainly as a result of the high level of trade buying in some markets at the end of 2006, supply chain disruptions in the Middle East and the loss of StiX in Germany. BAT's revenue increased by 3% to

£10 018 million but, at comparable rates of exchange, would have increased by 5% as a result of more favourable pricing and an improving product mix.

Profit from operations was 11% higher at £2 905 million or 7% higher if exceptional items were excluded. However, profit from operations at comparable rates of exchange and excluding exceptional items, would have been 11% higher, with all regions contributing to this strong result.

In Europe, profit at £842 million was up £61 million or 8%, at both current and comparable rates of exchange, mainly as a result of higher margins in Russia, Romania, Hungary and Spain, which more than offset the impact of reduced volumes in a number of markets.

In Asia-Pacific, profit rose by £56 million to £672 million, mainly attributable to strong performances from Australasia, Vietnam, Pakistan and Bangladesh, despite the adverse impact of exchange rates. At comparable rates of exchange, profit would have increased by £66 million or 11%.

Profit in Latin America increased by £69 million to £680 million due to good performances in key markets such as Brazil and Venezuela, partly offset by lower profit in Mexico and the adverse impact of some weaker local currencies. At comparable rates of exchange, profit would have increased by £86 million or 14%.

Profit in the Africa and Middle East region was only £2 million higher at £470 million due to exchange rate movements. However, at comparable rates of exchange, profit would have increased by £53 million or 11% with strong performances from South Africa and Nigeria.

The profit from the America-Pacific region increased by £22 million to £446 million as a result of higher profit in local currency in Japan and Canada, partly offset by the impact of weaker exchange rates. At comparable rates of exchange, profit would have increased by £45 million or 11%.

BAT's associated companies comprise Reynolds American, ITC and Skandinavisk Tobakskompagni. BAT's share of the post-tax results of its associates increased by £11 million, or 3% to £442 million, after taxation of £246 million. Excluding exceptional items, BAT's share of the post-tax results of associates was £449 million. However, BAT's share of these results was particularly affected by the weakening of the average US dollar rate against sterling from 1.844 to 2.001 and, at comparable rates of exchange, the increase would have been 11%.

Recently BAT announced an agreement to acquire 100% of the Skandinavisk Tobakskompagni's (ST) cigarette and snus business in exchange for its 32.25% holding in ST and payment of DKK11 384 million in cash. This transaction is subject to approval by the European Commission. ST accounts for more than 60% of cigarette sales in Scandinavia. In addition, BAT won the public tender for the cigarette assets of Tekel, the Turkish state owned tobacco company, with a bid of US$1 720 million (£860 million). On completion, which is expected later in 2008 and is subject to regulatory approvals, the acquisition will raise BAT's market share in Turkey, the eighth largest cigarette market in the world, to some 36% from just over 7% prior to acquisition.

6. OTHER INVESTMENTS

The most important changes to Remgro's other investments during the year under review were as follows:

Rainbow Chicken Limited (Rainbow)

Offer to minority shareholders of Rainbow

During March 2007 Remgro made an offer to buy out the minority shareholding of Rainbow for a cash consideration of R16.00 per Rainbow share or 9 Remgro ordinary shares for every 100 shares held in Rainbow, or a combination of the aforementioned. On 5 June 2007 the majority of Rainbow's shareholders voted against the scheme of arrangement.

An alternative offer, consisting of a cash consideration of R16.00 per Rainbow share or 8.1 Remgro ordinary shares for every 100 shares held in Rainbow, or a combination thereof, became effective on 6 June 2007.

In terms of the abovementioned offer, Remgro acquired 30 236 876 Rainbow shares. Of this number of shares 27 749 336 were acquired for a cash consideration of R16.00 per Rainbow share for a total amount of R448.6 million, while 2 487 540 Rainbow shares were acquired through the issue of 201 399 Remgro shares, issued at an average price of R186.10 per Remgro share.

During the year under review Remgro acquired 10 699 024 Rainbow shares in the open market at R16.00 per share for a total amount of R171.9 million. On 31 March 2008, Remgro's effective interest in Rainbow was 74.0% (31 March 2007: 61.4%).

Broad-based black economic empowerment (BEE) initiative

On 18 March 2008 Rainbow shareholders approved a proposal to introduce a strategic BEE shareholding into the company. Rainbow will issue 51 177 217 Rainbow shares (the BEE shares) at R17.89 per share to a BEE consortium (BEECo). BEECo will be owned by the BEE partners and the shares issued to BEECo will represent 15% of the entire issued share capital of Rainbow.

The BEE shares will be issued during June 2008, after the payment of the final dividend to existing Rainbow shareholders. For accounting purposes the effective date of the transaction is 18 March 2008, i.e. the date on which Rainbow shareholders approved the transaction. The purchase price of the BEE shares will be settled by BEECo by issuing redeemable preference shares in BEECo to Rainbow.

For accounting purposes the terms of the issue of the BEE shares and funding thereof are deemed to constitute an option in Rainbow shares granted to BEECo, and accordingly the issue of the BEE shares and the subscription by Rainbow of the BEECo preference shares, are not recognised for accounting purposes. The BEE transaction will accordingly not affect Remgro's effective shareholding in Rainbow until the redemption of the BEE preference shares referred to above, takes place.

PG Group of Companies (PGSI)

With effect from 31 July 2007 Remgro acquired a 24.5% interest, on a fully diluted basis, in PGSI for R719.5 million, including transaction costs. PGSI is the foreign holding company of the Plate Glass group. For the year ended 31 March 2008 PGSI, which has a December year-end, has been equity accounted for the five months to December 2007. In future PGSI will be equity accounted for the twelve-month period ending December each year.

Tsb Sugar Holdings (Pty) Limited (Tsb Sugar)

Land claims

Effective 1 April 2007 Tsb Sugar concluded the Tenbosch land claim whereby it disposed of 4 800 hectares (ha) of irrigated sugarcane agricultural land in the Nkomazi region to land claimants in terms of a land reform transaction for an amount of R285 million. The transaction constituted the first phase of Tsb Sugar's land reform process.

The second phase of Tsb Sugar's land reform transactions is currently in progress and consists of the remaining claimed land, situated mainly in the Malelane area. This phase will comprise the sale of 3 162 ha under sugarcane and 71 ha under litchis, all of which is irrigated, as well as 2 599 ha that is not under irrigation. This transaction is expected to be completed early in the next financial year.

Resource Energy BV (RE)

During the year under review Tsb Sugar, Compagnie Industriali Riunite of Italy and VenFin Limited, established RE. Tsb Sugar acquired a 25% interest in RE for a total amount of R8.6 million, with additional investments to be made on a project-by-project basis.

RE is involved in renewable energy through the acquisition, development and integration of bio-fuel production facilities, with its initial focus on the production of ethanol from sugarcane.

Unilever South Africa Holdings (Pty) Limited (Unilever South Africa)

Until October 2007 Remgro held a 41% interest in Unilever Bestfoods Robertsons (Holdings) Limited L.L.C. (UBR), which in turn owned 100% of the Unilever South Africa Foods (SA Foods) and Unilever Israel Foods businesses. The UBR venture had no interest in the Unilever South Africa Home and Personal Care (SA HPC) businesses.

Globally, Unilever simplified its organisational structure which, inter alia, entailed the merging of the SA Foods and SA HPC businesses into a single leadership and operating framework under the "One Unilever" programme.

During October 2007 Remgro and Unilever agreed that Remgro would divest from its 41% interest in UBR in exchange for a 25.75% interest in the total South African Unilever business, consisting of the combined SA Foods and SA HPC businesses. An after-tax capital gain of R1 167 million was realised on this transaction.

Medi-Clinic Corporation Limited (Medi-Clinic)
Effective 26 October 2007 Medi-Clinic finalised the acquisition of Hirslanden Finanz AG (Hirslanden) for an amount of CHF 2 556 million. Hirslanden is the holding company of the largest private hospital group in Switzerland. Medi-Clinic financed the purchase consideration through interest-bearing debt as well as a rights offer amounting to R4 500 million.

In terms of the rights offer Medi-Clinic issued 198 675 497 shares at an issue price of R22.65 per share. Remgro followed its rights in terms of the rights offer and took up 86 217 868 Medi-Clinic shares amounting to R1 952.8 million. On 31 March 2008 Remgro's effective interest in Medi-Clinic was 45.9% (31 March 2007: 47.6%).

FirstRand Limited (FirstRand) and RMB Holdings Limited (RMBH)
On 7 November 2007 FirstRand shareholders approved the proposed unbundling of its shareholding in Discovery Holdings Limited (Discovery). In terms of this transaction FirstRand distributed its Discovery shareholding to its shareholders on 26 November 2007 in the ratio of 5.61343 Discovery shares for every 100 FirstRand shares.

In terms of a separate agreement with Remgro, RMBH agreed to acquire the 27 008 590 Discovery shares received by Remgro pursuant to the unbundling described above, by issuing 21 302 886 RMBH shares at R33.94 per share for a total amount of R723 million. Remgro realised an after-tax capital gain of R403 million on this transaction.

During the year under review, Remgro also acquired 30 000 RMBH shares in the open market at R33.49 per share for a total amount of R1.0 million. Following these transactions, Remgro's interest in RMBH is 25.0% (31 March 2007: 23.7%).

Kagiso Trust Investments (Pty) Limited (KTI) and the Kagiso Infrastructure Empowerment Fund (KIEF)
During the 2007 financial year, Remgro entered into agreements with KTI and KIEF, in terms of which it committed funds amounting to R350 million to KIEF. The fund has a target size of R650 million and aims to invest in infrastructure projects, including roads, airports, power and telecommunication installations, railway systems, ports, water and social infrastructure. By 31 March 2007, Remgro invested R4.7 million of the R350.0 million committed. During the year under review Remgro invested a further R45.7 million in KIEF.

Business Partners Limited (Business Partners)
During the year under review Remgro acquired a further 437 330 Business Partners shares for a total amount of R2.5 million. On 31 March 2008, Remgro's interest in Business Partners was 20.2% (31 March 2007: 20.0%) on a fully diluted basis.

Xiocom Wireless, Inc. (Xiocom)
During the year under review Remgro acquired a 37.5% interest, on a fully diluted basis, in Xiocom, a newly established USA company that specialises in the deployment and operation of wireless broadband networks. Remgro has conditionally committed funds amounting to $50.0 million to Xiocom. By 31 March 2008, $11 million of the $50.0 million was invested.

For the year under review, Xiocom was equity accounted for the eight months to 31 March 2008.

Repurchase of Remgro shares
At 31 March 2008, 8 554 019 Remgro ordinary shares (1.9%) were held as treasury shares (31 March 2007: 8 554 019 shares). No shares were repurchased by the Company or any wholly owned subsidiary company during the year under review.

The Remgro Share Trust purchased 150 566 Remgro ordinary shares during the year under review at an average price of R189.19 for a total amount of R28.5 million, while 126 383 shares were delivered to participants against payment of the purchase price.

7. CASH RESOURCES AND APPLICATION

The Company's cash resources at 31 March 2008 were as follows:

	Local R'm	Offshore R'm	Total R'm
Per consolidated balance sheet	1 280	2 654	3 934
Less: Cash of other operating subsidiaries	(661)	-	(661)
Cash at the centre	619	2 654	3 273
Attributable share of R&R's cash	-	2 433	2 433
Available cash	**619**	**5 087**	**5 706**

On 31 March 2008, £309 million (R4 953 million) of the available offshore cash was invested in United Kingdom Treasury Bills.

The final ordinary dividend per share has been increased by 17.4% to 330 cents. Total ordinary dividends per share in respect of the financial year to 31 March 2008 have therefore increased by 17.5% from 434 cents to 510 cents.

The total distribution to shareholders in respect of the financial year is as follows:

(Based on total issued shares at time of payment)	2008 R'm	2007 R'm
Ordinary		
- Interim	872	741
- Final	1 599	1 361
Total	2 471	2 102

DIRECTORATE

Mr Denis Falck, our financial director, retired on 18 June 2008 after nearly 37 years of service, half of which was as director of the Group. Through his dedication and integrity he made a huge contribution to the development and success of the Group. We wish him the very best for a well-deserved retirement.

We are pleased to welcome Mr Leon Crouse who joined the Board as financial director on 18 June 2008.

AUDIT REPORT

The annual financial statements have been audited by PricewaterhouseCoopers Inc. and their unqualified audit reports on the comprehensive annual financial statements and the summarised financial statements are available for inspection at the registered office of the Company.

GROUP RESTRUCTURING

During November 2007, Remgro announced that it was considering a restructuring of the Group to split its tobacco assets from its other assets.

A separate announcement in this regard has been released together with this results announcement. All cautionary and other announcements relating to the intended restructuring are available on Remgro's website at www.remgro.com.

REMGRO LIMITED

DECLARATION OF CASH DIVIDEND

Declaration of Dividend No 16

Notice is hereby given that a final dividend of 330 cents (2007: 281 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2008.

Dates of importance:

Last day to trade in order to participate in the final dividend	Friday, 8 August 2008
Trading on or after this date will be ex the final dividend	Monday, 11 August 2008
Record date	Friday, 15 August 2008
Payment date	Monday, 18 August 2008

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 11 August 2008, and Friday, 15 August 2008, both days inclusive.

The Annual Report will be posted to members during July 2008.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer

Stellenbosch
18 June 2008

DIRECTORATE

Non-executive directors
Johann Rupert (*Chairman*), E de la H Hertzog (*Deputy Chairman*),
P E Beyers, G D de Jager*, J W Dreyer, P K Harris*,
J Malherbe, M M Morobe*,
D Prins*, M Ramos (Miss)*, F Robertson*
(**Independent*)

Executive directors
M H Visser (*Chief Executive Officer*),
W E Bührmann, L Crouse, J A Preller (Mrs), T van Wyk

CORPORATE INFORMATION

Secretary
M Lubbe (Mrs)

Listing
JSE Limited
Sector: Industrials – Diversified Industrials

American depositary receipt (ADR) program
Cusip number 75956M107 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 101 Barclay Street, New York NY 10286

Business address and registered office
Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries
Computershare Investor Services (Proprietary) Limited, 70 Marshall Street,
Johannesburg 2001
(P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.
Cape Town

Sponsor
Rand Merchant Bank (A Division of FirstRand Bank Limited)

Website
www.remgro.com

INTRINSIC NET ASSET VALUE

at 31 March 2008

	Notes	Shares held million	Stock exchange closing price	£ million	Exchange rate	31 March 2008 R million	31 March 2007 R million
Tobacco interests							
R&R Holdings				4 305.8	16.0290	69 018	52 229
– BAT ordinary shares	1	214.3	1 891	4 052.4			
– Cash and cash equivalents				151.8			
– Dividends accrued				102.0			
– Other net assets/(liabilities)				(0.4)			
Financial services							
FirstRand		481.1	1 600			7 698	11 836
RMB Holdings		302.3	2 450			7 406	10 111
Industrial interests							
Medi-Clinic Corporation		257.3	1 970			5 070	4 295
Distell Group		58.7	5 100			2 992	3 054
Unilever SA Holdings						3 663	3 020
Rainbow Chicken		214.6	1 460			3 133	2 778
Total South Africa						2 620	2 226
Tsb Sugar						2 097	1 980
Nampak		78.1	1 640			1 281	1 735
Kagiso Trust Investments						1 432	1 312
Air Products South Africa						1 538	910
PGSI						773	–
Wispeco						447	421
Dorbyl		14.1	800			112	211
Caxton		7.8	1 450			113	130
Mining interests							
Implats		26.7	31 300			8 353	6 085
Trans Hex Group		30.2	1 050			317	438
Other							
Sundry investments and loans						344	220
Deferred taxation asset/(liability)						(1 027)	(738)
Other net assets/(liabilities)						411	506
Cash at the centre	2						
Local						619	1 220
Offshore						2 654	3 137
– Sterling				164.8	16.0290	2 641	3 137
– Rand						13	–
Intrinsic net asset value						121 094	107 116
Potential CGT liability	3					(1 233)	(2 714)
Intrinsic net asset value after tax						119 861	104 402
Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million)						472.5	472.4
INTRINSIC VALUE PER SHARE						R253.67	R221.00

Notes

1. This represents Remgro's effective interest of 10.6% in BAT Plc.
2. Cash at the centre excludes cash held by subsidiaries and associated companies that are separately valued above.
3. The potential capital gains tax (CGT) liability, which is unaudited, is calculated on the specific identification method using the most favourable calculation for investments acquired before 1 October 2001 and also taking into account the corporate relief provisions. Deferred CGT on investments available-for-sale (Implats and Caxton) is included in "Other" above.
4. Unlisted investments are shown at directors' valuation. Listed investments are shown at stock exchange prices.

RECEIVED
2008 JUL -3 A 6:37

Proof 2 Bus Day, Beeld, Burgher, BRN and Volksblad on the 18/06/08 size 22x4 Spell Check MM
Monique Otto (011) 282 1847 (011) 282 4184 083 411 1082 Monique.Otto@rmb.co.za

Remgro
Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
Share code: REM ISIN: ZAE000026480
("Remgro" or "the Company")

Further cautionary announcement

Shareholders are referred to the cautionary announcements released on SENS since 19 November 2007, in which Remgro announced that it is considering a restructuring of the group to split its tobacco assets from its other interests ("proposed restructuring").

The group currently holds an indirect interest of 10,6% in British American Tobacco plc ("BAT") through the joint venture vehicle, R&R Holdings SA ("R&R"). R&R is a Luxembourg "1929" holding company. The catalyst for the proposed restructuring is the impending changes in the legal and fiscal environment in Luxembourg. Luxembourg "1929" holding companies will be abolished at the end of 2010.

Remgro, together with its joint venture partner Compagnie Financière Richemont ("Richemont"), has conducted an extensive review of the potential alternatives for the restructuring and has engaged with several regulators, including the South African Revenue Services ("SARS"), the South African Reserve Bank ("SARB") and The National Treasury in this regard.

Shareholders are also referred to the announcement released by Richemont on 22 May 2008 wherein it proposed to separate Richemont into two entities: a luxury business, headquartered in Switzerland, and an investment vehicle which is currently proposed to be based in Luxembourg and structured as an investment fund. In addition to retaining their shares in the luxury goods business, it is envisaged that Richemont unitholders would receive shares in the investment vehicle and would be able to receive the substantial part of their interest in the BAT shares directly.

In order to provide Remgro shareholders with access to the same investment vehicle mentioned above, it is envisaged that Remgro would contribute a portion of its interest in BAT to the investment vehicle in return for shares. All Remgro's remaining BAT shares, representing the overwhelming majority of its interest in BAT, would be distributed directly to shareholders. The shares in the investment vehicle would be distributed to Remgro shareholders together with the BAT shares.

Discussions are in progress with BAT, which has provided a commitment, if so requested, to apply for a secondary listing of its shares on the JSE Limited. This would facilitate the holding of BAT shares by South African residents.

The plans for this possible restructuring remain subject to, *inter alia*, further review, board approval, regulatory approvals and shareholder approval to implement the desired outcome. There can be no certainty that the proposed restructuring as outlined above or any modified proposals will be put forward for approval or that such a restructuring would actually take place.

A further announcement will be made when appropriate. No further comment will be made until such time.

Shareholders are advised to continue to exercise caution when dealing in their securities, until a further announcement is made.

18 June 2008
Stellenbosch

Merchant bank and sponsor	Attorneys
RAND MERCHANT BANK	Hofmeyr
	Hofmeyr Herbstein & Gihwala Inc.

END